FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                06 January 2003

                             INTERNATIONAL POWER plc
                               (Registrant's name)


                                  Senator House
                            85 Queen Victoria Street
                                 London EC4V 4DP
                                     England
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

             Form 20-F.........X........Form 40-F.................

           Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                        Yes.............No......X.......

               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS



1. Name of company

International Power plc



2. Name of director

Peter Giller


3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As above


4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

As above


5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A


6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Acquisition of Shares


7. Number of shares / amount of stock acquired


480,957


8. Percentage of issued class

0.04


9. Number of shares/amount of stock disposed


N/A


10. Percentage of issued class


N/A


11. Class of security


Ordinary Shares of 50 pence each


12. Price per share


N/A


13. Date of transaction


31 December 2002


14. Date company informed


2 January 2003



15. Total holding following this notification


744,568


16. Total percentage holding of issued class following this notification


0.06


If a director has been granted options by the company please complete the following boxes.



17. Date of grant


N/A



18. Period during which or date on which exercisable


N/A



19. Total amount paid (if any) for grant of the option


N/A



20. Description of shares or debentures involved: class, number


N/A



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise


N/A



22. Total number of shares or debentures over which options held following this notification


N/A



23. Any additional information


Shares acquired upon release of the following from employee share plans:

225,855 shares released from the Restricted Share Plan

255,102 shares released from the Performance Share Plan 2002



24. Name of contact and telephone number for queries


Media contact:        Aarti Singhal +44 (0) 207 320 8681

Investor contact:     Grant Jones  +44 (0) 207 320 8619



25. Name and signature of authorised company official responsible for making this notification


Stephen Ramsay - Company Secretary



Date of Notification


2 January 2003


The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.


                                                INTERNATIONAL POWER plc
                                                (Registrant)


                             By: /s/ Stephen Ramsay
                            --------------------------------------------
                             Stephen Ramsay, Company Secretary